Exhibit 99.1

St. John's, NL - October 28, 2022

FORTIS INC. RELEASES THIRD QUARTER 2022 RESULTS
AND NEW FIVE-YEAR CAPITAL OUTLOOK

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its third quarter results1 and 2023-2027 capital investment plan.

Highlights
•Third quarter net earnings of $326 million, or $0.68 per common share, up from $295 million, or $0.63 per common share in 2021
•Adjusted third quarter net earnings per common share2 of $0.71, up from $0.64 in 2021
•Invested capital expenditures2 of $2.9 billion through September; $4.0 billion annual capital plan on track
•Released 2023-2027 capital plan of $22.3 billion, representing 6.2% rate base growth; no discrete equity funding required
•Increased fourth quarter common share dividend by approximately 6%, marking 49 years of consecutive increases
•Announced annual dividend growth guidance of 4-6%; guidance period extended through 2027

"Over the past month, several of our utilities performed significant restoration efforts following the historic devastation caused by Hurricane Fiona," said David Hutchens, President and Chief Executive Officer, Fortis. "I want to thank our employees for their dedication, government and industry partners for their cooperation, and customers for their patience as we worked through the recovery."

"During the third quarter, our utilities delivered earnings growth in line with our expectations, and continued to execute capital investments consistent with plan," continued Mr. Hutchens. "Our low-risk organic growth strategy remains a key fundamental during these volatile macroeconomic times."

"Today we are unveiling our largest five-year capital plan of $22.3 billion, an increase of $2.3 billion over our prior plan, and announcing annual dividend growth guidance of 4-6% through 2027. Together, our regulated growth strategy and long-term dividend growth guidance are expected to produce premium North American utility returns over the long run," said Mr. Hutchens. "The new five-year capital plan includes $5.9 billion of cleaner energy investments to connect renewables to the grid at ITC, transition to renewable generation in Arizona and the Caribbean, and deliver cleaner fuel solutions in British Columbia."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $326 million for the third quarter, or $0.68 per common share, compared to $295 million, or $0.63 per common share in the third quarter of 2021. The increase was driven by rate base growth, mainly at ITC, as well as higher retail sales, transmission revenue and earnings associated with the Oso Grande generating facility in Arizona. New customer rates at Central Hudson and the mark-to-market accounting of natural gas derivatives at Aitken Creek also favourably contributed to results.

Growth in earnings was tempered by the timing of expenses in Alberta and a favourable adjustment recognized in 2021 related to interest rate swaps at ITC. Results for the third quarter of 2022 were also impacted by significant items at ITC, including costs associated with the suspension of the Lake Erie Connector project, and the revaluation of deferred income tax assets due to a reduction in the corporate income tax rate in the state of Iowa. The impact of mark-to-market losses associated with hedging activities was more than offset by lower stock-based compensation costs and the translation of U.S. dollar-denominated subsidiary earnings at the higher U.S.-to-Canadian dollar foreign exchange rate.

An increase in the weighted average number of common shares outstanding, largely associated with the Corporation's dividend reinvestment plan, also impacted earnings per share for the quarter.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-U.S. GAAP Financial Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management uses them in evaluating the Corporation's financial performance and prospects. Refer to the Non-U.S. GAAP Reconciliation provided herein.

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On a year-to-date basis, Net Earnings were $960 million, or $2.01 per common share, compared to $903 million, or $1.92 per common share for the nine-month period of 2021. The increase in Net Earnings and earnings per common share was due to the same factors discussed for the quarter but also reflected higher long-term wholesale sales at UNS Energy. Losses on investments that support retirement benefits at UNS Energy and ITC, and higher operating costs at Central Hudson related to the implementation of a new customer information system, unfavourably impacted year-to-date results. The operation of the Oso Grande generating facility did not impact year-to-date earnings as compared to 2021.

Adjusted Net Earnings2
Adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings") excludes non-recurring items and the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek. Adjusted Net Earnings of $341 million for the third quarter, or $0.71 per common share, were $41 million, or $0.07 per common share higher than the same period in 2021. On a year-to-date basis, Adjusted Net Earnings were $982 million, or $2.06 per common share, an increase of $63 million, or $0.10 per common share compared to the same period in 2021. The increase in adjusted earnings for the quarter and year-to-date periods was driven by the same factors discussed for Net Earnings.

Non-U.S. GAAP Reconciliation	Quarter			Year-to-Date
($ millions, except earnings per share)	2022	2021	Variance	2022	2021	Variance
Periods ended September 30
Adjusted Net Earnings
Net Earnings	326	295	31	960	903	57
Adjusting items:
Unrealized (gain) loss on mark-to-market of derivatives[3]	(4)	5	(9)	3	16	(13)
Lake Erie Connector project suspension costs[4]	10	—	10	10	—	10
Revaluation of deferred income tax assets[5]	9	—	9	9	—	9
Adjusted Net Earnings	341	300	41	982	919	63
Adjusted net earnings per share ($)	0.71	0.64	0.07	2.06	1.96	0.10

Capital Expenditures:
Additions to property, plant and equipment	907	777	130	2,600	2,292	308
Additions to intangible assets	44	41	3	151	120	31
Adjusting item:
Wataynikaneyap Transmission Power Project[6]	41	17	24	135	143	(8)
Capital Expenditures	992	835	157	2,886	2,555	331

2022 Capital Expenditures & New Five-Year Capital Plan
Fortis' $4.0 billion annual capital plan remains on track with $2.9 billion invested through September.

Today the Corporation announced its new 2023-2027 capital plan of $22.3 billion, the largest in the Corporation’s history, and $2.3 billion higher than the previous five-year plan. The increase is driven by organic growth, largely reflecting regional transmission projects associated with the Midcontinent Independent System Operator ("MISO") long-range transmission plan ("LRTP") at ITC, additional cleaner energy investments in Arizona to support Tucson Electric Power's exit from coal by 2032, and enhancements to distribution reliability and capacity, as well as investments to support customer growth, across the Corporation's regulated utilities. Approximately $500 million of the increase is driven by a higher assumed U.S.-to-Canadian dollar exchange rate over the five-year period.
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3    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax (expense) recovery of $(2) million and $1 million for the three and nine months ended September 30, 2022, respectively (income tax recovery of $2 million and $6 million for the three and nine months ended September 30, 2021, respectively)
4    Represents costs incurred upon the suspension of the Lake Erie Connector project, net of income tax recovery of $4 million for the three and nine months ended September 30, 2022
5    Represents the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa
6    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project

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In total, Fortis expects to invest $5.9 billion in cleaner energy over the next five-years, with investments focused on connecting renewables to the grid, including Tranche 1 of MISO’s LRTP, renewable and storage investments in Arizona and the Caribbean, and cleaner fuel solutions in British Columbia. The plan incorporates key customer affordability considerations, as the Corporation recognizes the impacts of inflation and elevated commodity costs on customer rates, while ensuring reliable and resilient energy delivery service as we transition to a cleaner energy future.

The five-year capital plan is expected to be funded primarily by cash from operations, debt issued at the regulated utilities and common equity from the Corporation's dividend reinvestment plan.

Regulatory Updates
In August 2022, the U.S. Court of Appeals for the District of Columbia Circuit issued a decision vacating certain Federal Energy Regulatory Commission ("FERC") orders that had established the methodology for setting the base rate of return on common equity ("ROE") for transmission owners operating in the MISO region, including ITC. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect. The court has remanded the matter to FERC for further process, the timing and outcome of which is unknown. Although any potential impact to Fortis is uncertain, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

In July 2022, the Alberta Utilities Commission ("AUC") issued a decision largely accepting the forecast in FortisAlberta's 2023 cost of service application. The AUC directed FortisAlberta to update and refile its 2023 revenue requirement, which was filed in September 2022. A final decision on this filing is expected in the fourth quarter of 2022.

Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories. While energy price volatility, global supply chain constraints and rising inflation are issues of potential concern that continue to evolve, the Corporation does not currently expect there to be a material impact on its operations or financial results in 2022.

Fortis is executing on the transition to a cleaner energy future and is on track to achieve its corporate-wide target to reduce greenhouse gas ("GHG") emissions by 75% by 2035. Upon achieving this target, 99% of the Corporation's assets will support energy delivery and renewable, carbon-free generation. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to decarbonize over the long-term, while preserving customer reliability and affordability.

The Corporation's $22.3 billion five-year capital plan is expected to increase midyear rate base from $34.0 billion in 2022 to $46.1 billion by 2027, translating into a five-year compound annual growth rate of 6.2%.

Beyond the five-year capital plan, additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the United States to facilitate the interconnection of cleaner energy including infrastructure investments associated with the Inflation Reduction Act of 2022 and the MISO LRTP; climate adaptation and grid resiliency investments; renewable gas solutions as well as liquefied natural gas infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects its long-term growth in rate base will drive earnings that support dividend growth and reduce the Corporation's dividend payout ratio over time to be in line with historical levels. The dividend growth guidance of 4-6% annually through 2027 will also provide the flexibility to fund more capital with internally generated funds and is premised on the assumptions listed under "Forward-Looking Information".

About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2021 revenue of $9.4 billion and total assets of $64 billion as at September 30, 2022. The Corporation's 9,100 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

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Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2022 and 2023-2027, including cleaner energy investments; forecast rate base and rate base growth for 2022 through 2027; targeted annual dividend growth through 2027; the expectation that the regulated growth strategy and long-term dividend guidance will produce premium North American utility returns and provide capital funding flexibility; the nature, timing, benefits and expected costs of certain capital projects, including ITC's transmission projects associated with the MISO LRTP, renewable energy and storage investments at UNS Energy and investments in cleaner fuel solutions in British Columbia; the expectation to exit coal by 2032; additional opportunities beyond the capital plan including investments associated with the Inflation Reduction Act of 2022, the MISO LRTP, climate adaptation and grid resiliency, and renewable gas solutions and liquefied natural gas infrastructure in British Columbia; the expected sources of funding for the 2023-2027 capital plan; the expected timing, outcome and impact of regulatory proceedings and decisions; the expectation that volatility in energy prices, global supply chain constraints and rising inflation will not have a material impact on operations or financial results in 2022; the 2035 GHG emissions reduction target and projected asset mix; the 2050 net-zero direct GHG emissions target; and the expectation that long-term growth in rate base will drive earnings, support dividend growth and reduce the dividend payout ratio over time to be in line with historical levels.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from volatility in energy prices, global supply chain constraints and rising inflation; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; no significant variability in interest rates; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss Third Quarter 2022 Results
A teleconference and webcast will be held on October 28, 2022 at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer, will discuss the Corporation's third quarter results.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.416.764.8646. International participants may participate by calling 1.888.396.8049. Please dial in 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the teleconference will be available two hours after the conclusion of the call until November 28, 2022. Please call 1.416.764.8692 or 1.877.674.7070 and enter passcode 327938#.

Additional Information
This media release should be read in conjunction with the Corporation's September 30, 2022 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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